Exhibit 99.6

Consolidated Financial Statements of

CHAP MERCANTILE INC.

(Unaudited – Prepared by Management)

Nine months ended May 31, 2004

CHAP MERCANTILE INC. Consolidated Balance Sheets

	May 31,	August 31,
	2004	2003
	Unaudited

ASSETS

Current
Cash and equivalents	$427,200	$114,862
Accounts receivable	311	-

	427,511	114,862

Assets of discontinued operations	-	592,847

	$427,511	$707,709

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and
accrued liabilities	$5,628	$5,367

Liabilities of discontinued operations	-	114,914

Total Liabilities	5,628	120,281

Shareholders' equity
Share capital (Note 4)	945,000	945,000
Contributed surplus (Note 4)	12,875	-
Deficit	(535,992)	(357,572)

	421,883	587,428

	$427,511	$707,709

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

(Unaudited – Prepared by Management)

	Three Month Period Ended		Nine Month Period Ended
	May 31,		May 31,
	2004	2003	2004	2003

EXPENSES
Compensation expense (Note 5)	$10,014	$-	$10,014	$-
Management fees	3,000	-	3,000	-
Office and general	918	2,567	12,118	7,701
Professional and consulting fees	9,154	-	9,154	-
Transfer agent and filing fees	3,798	-	3,798	-
Wages and salaries	-	4,500	15,500	13,500

Loss before the undernoted	26,884	7,067	53,584	21,201

Interest income	892	-	2,469	-

Net loss from continuing operations	25,992	7,067	51,115	21,201

(Loss) income from discontinued
operations (Note 2)	-	49,577	(127,305)	64,762

Net (loss) income	(25,992)	42,510	(178,420)	43,561

Deficit, beginning of period	(510,000)	(233,195)	(357,572)	(234,246)

Deficit, end of period	$(535,992)	$(190,685)	$(535,992)	$(190,685)

Basic and diluted loss per share	$(0.003)	$0.005	$(0.021)	$0.005

Weighed average number of
common shares outstanding	8,600,000	8,600,000	8,600,000	8,600,000

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Consolidated Balance Sheets

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Month Period Ended		Nine Month Period Ended
	May 31,		May 31,
	2004	2003	2004	2003

CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	$(25,992)	$42,510	$(178,420)	$43,561
Items not affecting cash:
Non-cash stock-based compensation (Note 6)	12,875	-	12,875	-
Loss on disposal of subsidiary	-	-	127,305	-
Changes in non-cash working capital items	(11,524)	7,732	25,578	25,525

Net cash (used in) provided by operating activities	(24,641)	50,242	(12,662)	69,086

CASH FLOWS FROM
INVESTING ACTIVITIES
Settlement receivable	-	2,100	-	(10,000)
Proceeds from the sale of subsidiary (Note 2)	-	-	325,000	-

Net cash provided by (used in) investing activities	-	2,100	325,000	(10,000)

Change in cash and equivalents during
the period	(24,641)	52,342	312,338	59,086

Cash and equivalents, beginning of period	451,841	122,272	114,862	115,528

Cash and equivalents, end of period	$427,200	$174,614	$427,200	$174,614

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared using the same accounting policies and methods of application as was used in the most recent annual financial statements. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2003.

Share Based Compensation

The Company issues options to purchase shares under the terms described in Note 5.

Effective September 1, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock using a fair value-based methodology for measuring compensation costs

The consideration received on the exercise of share options is credited to share capital.

Loss per Share

Loss per share is computed on the basis of the weighted average number of shares outstanding for the period. The effect of potential issuance of shares pursuant to outstanding share purchase option agreements and warrants have not been disclosed as they are anti-dilutive. If the Company has outstanding dilutive stock options and warrants in any period, the diluted loss per share will be calculated using the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.	DISCONTINUED OPERATIONS

On February 25, 2004, the Company sold its subsidiary, Dial Locksmith Ltd., for the sum of $325,000 to the former directors of the Company.

Summarized financial information of the discontinued operations is as follows:

	Three month period ended		Nine month period ended
	May 31,		May 31,
	2004	2003	2004	2003

Income from operations	$-	$49,577	$25,628	$64,762
Loss on disposal	-	-	(152,933)	-
(Loss) income from
discontinued operations	$-	$49,577	$(127,305)	$64,762

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

2.	DISCONTINUED OPERATIONS (continued)

	May 31,	August 31,
	2004	2003

Current assets	$-	$473,167
Long-term assets	-	119,680
Total assets of discontinued operations	$-	$592,847

Current liabilities	$-	$76,349
Long-term liabilities	-	38,565
Total liabilities of discontinued operations	$-	$114,914

3.	SILVER TRANSACTION

In July, 2004, the Company agreed to purchase 100% of the silver produced by Wheaton River Minerals Ltd’s. (“Wheaton”) Luismin mining operations in Mexico for an upfront payment of $262 million payable in cash and common shares of the Company plus a per ounce payment of US$3.90, subject to adjustment (the “Silver Transaction”). As part of the transaction the Company will change its name to Silver Wheaton Corporation. In connection with the transaction, the Company announced a private placement to raise up to $70 million through the sale of subscription receipts (See Note 4).

4.	SHARE CAPITAL

	Number		Contributed
	of Shares	Amount	Surplus

Authorized:
Unlimited number of common voting shares
Unlimited number of preferred shares

As at August 31, 2003	8,600,000	$945,000	$-
Stock-based compensation	-	-	12,875

As at May 31, 2004	8,600,000	$945,000	$12,875

As part of the Silver Transaction (See Note 3) the Company announced a private placement of up to 175,000,000 subscription receipts at $0.40 per subscription receipt for gross proceeds of $70 million. Each subscription receipt will entitle the holder to acquire one common share and one half of one common share purchase warrant for no additional consideration. Each whole warrant will entitle the holder to purchase one common share at $0.80 per share for a period of five years after the closing date of the Silver Transaction.

In connection with the Silver Transaction, the Company will seek shareholder approval to change its name to “Silver Wheaton” and consolidate its outstanding common shares on a one for five basis.

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

4.	SHARE CAPITAL (continued)

Stock Options and Warrants

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan and has reserved 10% of the outstanding common shares for issue of share purchase options under this plan. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest immediately. Options will expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

In accordance with the Company’s stock option plan, the Company issued 450,000 stock options to directors and consultants during the nine months ended May 31, 2004. The stock options issued are exercisable into common shares at a price of $0.15 per share expiring January 27, 2009.

A summary of the changes in stock options is presented below.

	Options
	outstanding &	Weighted average
	exercisable	exercise price

At August 31, 2003	-	$-
Issued	450,000	0.15

At May 31, 2004	450,000	$0.15

The following table summarizes information about the stock options outstanding at May 31, 2004.

	Outstanding &
	exercisable	Exercise price	Expiry date

Options	450,000	$0.15	January 27, 2009

Subsequent to May 31, 2004, 100,000 options, exercisable at $0.15 per share, were exercised for proceeds of $15,000.

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

5.	STOCK BASED COMPENSATION

In 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2). Under this method, compensation expense is recognized when stock options and warrants are granted and vested. The Company issued 100,000 stock options to consultants. Using the Black-Scholes option pricing model, the fair value of the options issued was $2,861 which has been recorded in the statement of operations as consulting fees with corresponding contributed surplus recorded in shareholders’ equity. The Company also granted 350,000 stock options to directors during the nine month period. The fair value of options issued was $10,014 which has been recorded as compensation expense in the statement of operations with corresponding contributed surplus recorded in shareholders’ equity.

The following assumptions were used for the Black Scholes valuation of stock options:

Risk-free interest rate	3.7%
Expected life	5 years
Annualized volatility	10.0%
Dividend rate	0.00%

6.	SEGMENTED INFORMATION The Company currently operates in one business segment, being the acquisition of resource properties.